UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 6, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Aruba Networks, Inc.

File No. 333-139419 - CF#32160

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        Aruba Networks, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 15, 2006.

        Based on representations by Aruba Networks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.18	through September 29, 2016
Exhibit 10.19	through September 29, 2016

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary